January 19, 1994

  VIA MESSENGER
  -------------

  Paramount Communications Inc.                              VIACOM
  15 Columbus Circle
  New York, New York 10023

  Attn: Donald Oresman, Esq.,
        Executive Vice President and General Counsel

        Re: Termination Fee and Stock Option
            --------------------------------

  Dear Donald:

       Reference is made to (i) Section 8.05 (the "Termination Fee") of the Agreement and Plan Merger, dated as of September 12, 1993, between Paramount Communications Inc. ("Paramount") and Viacom Inc. ("Viacom"), as amended and restated as of October 24, 1993 (the "Merger Agreement"), and (ii) the Stock Option Agreement, dated as of September 12, 1993, between Paramount and Viacom, as amended by Amendment No. 1 thereto, dated as of October 24, 1993 (the "Stock Option Agreement").

       As you know, on December 22, 1993, Paramount's board (i) terminated the Merger Agreement, (ii) entered into a merger agreement with QVC Network, Inc. ("QVC"), and (iii) determined to recommend to its shareholders QVC's proposal to acquire Paramount. In order to preserve all of its rights under the Stock Option Agreement, and, in particular, Section 3.03(a) thereof, Viacom must, by January 21, 1994, deliver a Put Notice (as defined in the Stock Option Agreement) to cause Paramount to pay to Viacom the Cancellation Price (as defined in the Stock Option Agreement). As you also know, Viacom has represented to the Court and the parties in the pending Delaware litigation that, while it reserves all of its rights, Viacom will not seek to interpose a claim for amounts due under either the Termination Fee provisions of the Merger Agreement or the Stock Option Agreement in a manner that would interfere with the on-going bidding process.

       In light of the foregoing, Viacom hereby expressly reserves all of its rights, claims and defenses with respect to any and all amounts due under either the Termination Fee provisions of the Merger Agreement or the Stock Option Agreement, and, to the extent necessary to reserve such rights, this letter should be treated as Viacom's demand for payment of the Termination Fee pursuant to Section 8.05 of the Merger Agreement, and as Viacom's Put Notice pursuant to Section 3.03(a) of the Stock Option Agreement. However, consistent with its prior representation, Viacom will not seek to enforce this demand in a manner that would interfere with the on-going bidding process.

                                Best regards,

                                /s/ Phillippe
                                -------------------
                                Phillippe P. Dauman